05035926

VF 3-7-05

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:E COMMISSION
. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED FEB 25 2005 PROCESSING WASH. D.C. 213

| SEC FILE NUMBER |
|---|
| 8- 41241 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

| San Antonio | Texas | 78288 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Holmes — (210) 498-7517
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

| 1900 Frost Bank Tower<br>100 West Houston Street | San Antonio | Texas | 78205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, David Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Bexar

Subscribed and sworn to before me,
this 15th day of February, 2005

Rose Mary Maldonado
Notary Public

Signature

Senior Vice President,
Senior Financial Officer
Title

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2005

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 48,889,382 |
| Cash and securities segregated under federal regulations | | 72,034,014 |
| Deposits with clearing organizations | | 2,917,198 |
| Receivable from brokers or dealers: | | |
| Securities failed to deliver | | 297,453 |
| Securities borrowed | | 3,182,800 |
| Receivable from clearing organization | | 7,563 |
| Receivable from customers | | 151,799,493 |
| Securities owned, at market value | | 217,300 |
| Due from affiliates (includes amounts due from USAA mutual funds of $9,170,107) | | 9,276,841 |
| Dividends and interest receivable | | 14,780 |
| Equipment and software, at cost, net of accumulated depreciation | | 598,259 |
| Current income taxes receivable, net | | 354,274 |
| Prepaid pension | | 15,580,822 |
| Other assets | | 2,977,925 |
| Total assets | $ | 308,148,104 |
| **Liabilities and Stockholders' Equity** | | |
| Payable to brokers or dealers: | | |
| Securities failed to receive | $ | 505,045 |
| Payable to clearing organizations | | 5,657,804 |
| Payable to customers | | 213,269,770 |
| Securities sold, not yet purchased, at market value | | 14,659 |
| Due to affiliates (includes amounts due to USAA mutual funds of $2,192,589) | | 13,267,606 |
| Accrued expenses and other liabilities | | 33,542,545 |
| Deferred income taxes payable, net | | 1,028,161 |
| Total liabilities | | 267,285,590 |
| Commitments | | |
| Stockholders' equity: | | |
| Preferred stock, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding | | 5,000,000 |
| Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 27,311,741 |
| Retained earnings | | 8,550,772 |
| Total stockholders' equity | | 40,862,514 |
| Total liabilities and stockholders' equity | $ | 308,148,104 |

*See accompanying notes to statement of financial condition.*

(1) Summary of significant accounting policies

(a) Organization

USAA Investment Management Company (IMCO) is an indirect, wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

IMCO is a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker/dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a member of the Chicago Stock Exchange. As an investment adviser, IMCO provides advisory services to the USAA mutual funds, the USAA Life funds sold through variable insurance products of USAA Life Insurance Company, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker/dealer, IMCO offers brokerage services and serves as the underwriter and distributor of the USAA mutual funds and the USAA Life funds.

(b) Accounting standards adopted

Effective January 1, 2004, IMCO adopted the provisions of "Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46R). The objective of FIN 46R is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision-making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46R requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns, or both. For nonpublic entities, the consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. A nonpublic entity shall apply FIN 46R to all entities that are subject to this interpretation by the beginning of the first annual period beginning after December 15, 2004. The implementation of FIN 46R did not have a material impact on IMCO's financial position.

(c) Cash and cash equivalents

Money market mutual funds and highly liquid marketable securities that have a maturity at purchase of three months or less are considered cash equivalents.

(d) Securities transactions

Securities owned and securities sold, not yet purchased, are carried at market value. Proprietary and customers' securities transactions are reported on a settlement date basis. Recording proprietary securities transactions on a trade date basis would not have resulted in a material difference from that disclosed in the statement of financial condition.

(Continued)

(e) Securities purchased under agreements to resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at the amount at which the securities will be subsequently resold, including accrued interest, as specified in the respective agreements. It is IMCO's policy to take possession of securities purchased under agreements to resell. For collateral received in overnight or term agreements to resell, the collateral provider has the explicit contractual right of substitution or termination. IMCO monitors the market value of securities daily, and additional collateral is obtained as necessary to protect against credit exposure. Securities purchased under agreements to resell of $72,016,000 are included in cash and securities segregated under federal regulations.

(f) Receivable from/payable to brokers or dealers

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed are recorded at the amount of collateral advanced. Securities borrowed transactions require IMCO to deposit cash or other collateral with the lender. IMCO monitors the market value of securities borrowed on a daily basis, with additional collateral provided or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(g) Receivable from/payable to customers

Receivable from customers includes amounts due on cash and margin transactions. Payable to customers is the result of transactions or deposits. Included in payable to customers is approximately $6,000 payable to non-customers. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

(h) Equipment and software

Equipment and software consists primarily of purchased and internally developed software. Depreciation of EDP equipment is computed using the double-declining balance method over an estimated useful life of three years. Vehicles are depreciated on a straight-line basis over an estimated useful life of four years. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Equipment and software accumulated depreciation and amortization was $4,705,557 at December 31, 2004.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

(Continued)

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

IMCO files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(j) Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Cash and securities segregated under federal regulations

At December 31, 2004, cash and securities totaling $72,034,014 were segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

(3) Transactions with affiliates

(a) Due from/to affiliates

IMCO acts as investment adviser to the USAA mutual funds and the USAA Life funds. IMCO also provides certain services on behalf of its affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), USAA, and certain of its subsidiaries. Additionally, SAS provides certain services on behalf of IMCO. Net amounts owed to IMCO for these services are included in due from affiliates. Amounts are settled monthly.

IMCO has contracted certain services from USAA, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, IMCO pays for these various services, and amounts owed are included in due to affiliates. Amounts are settled monthly.

(b) Note payable to affiliate

Under the terms of an intercompany funding agreement, IMCO may borrow up to $100,000,000 from CAPCO through March 31, 2005. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding at December 31, 2004.

(Continued)

(c) Employee benefit plans

Pension plan

Substantially all employees of IMCO are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan at the date of retirement. Prepaid pension at December 31, 2004, of $15,580,822 represents the excess of allocated funding requirements to IMCO over its allocated net periodic pension cost.

Postretirement benefits plan

Substantially all employees of IMCO may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for USAA. Included in accrued expenses and other liabilities at December 31, 2004, was $5,407,623, which represents the excess of IMCO's allocated net periodic postretirement benefit cost over IMCO's allocated funding requirements.

Contributory retirement plan

Substantially all employees of IMCO are eligible to participate in a contributory retirement plan. IMCO matches participant contributions dollar for dollar to a maximum of 6% of a participant's compensation. During the first three years of credited service, IMCO's contributions are 0% vested, and after three years of credited service, IMCO's contributions are 100% vested.

(4) Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, consist of equity securities and shares of regulated investment companies at market value of $217,300 and $14,659, respectively.

Securities sold, not yet purchased, represent obligations of IMCO to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as IMCO's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(5) Fair value of financial instruments

IMCO's financial instruments are carried at fair value or contracted amounts, which approximate fair value. For all cash and cash equivalents, fair value approximates the carrying amount because of the short maturity of these instruments. IMCO's securities owned are presented in the accompanying statement of financial condition at fair value. Fair values are based on quoted market prices or dealer quotes. Receivable from/payable to brokers or dealers and securities purchased under agreements to resell are presented in the accompanying statement of financial condition at contract amount, which approximates fair value. For all other financial assets and liabilities, carrying value approximates fair value.

(Continued)

(6) Financial instruments with off-balance sheet risk and concentrations of credit risk

In the normal course of business, IMCO's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose IMCO to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

IMCO seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. IMCO monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

(7) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004, are presented below:

| | |
|---|---|
| Deferred tax asset: | |
| Commission revenue | $ 65,965 |
| Deferred tax liabilities: | |
| Depreciable assets and software | (9,436) |
| Employee benefits | (1,084,690) |
| Total gross deferred tax liabilities | (1,094,126) |
| Deferred income taxes payable, net | $(1,028,161) |

Management believes that realization of the deferred tax asset is more likely than not, based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(8) Capital transactions

IMCO paid cash dividends totaling $12,600,000 in 2004 to its direct parent, USAA Investment Corporation (ICORP). CAPCO owns 50,000 shares of IMCO's adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at the option of IMCO. The dividend rate for the preferred stock is equal to the five-year United States Treasury securities rate as of December 14, 2001, plus one hundred seventy-five basis points (1.75%). The preferred stock rate will reset in 2006. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. IMCO paid cash dividends totaling $308,000 on the preferred stock to CAPCO in 2004.

(9) Net capital

IMCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. IMCO has elected to use the alternative method permitted by the rule, which requires that IMCO maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2004, net capital of $21,052,195 was 13% of aggregate debit items and exceeded the minimum net capital requirement by $17,728,776.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(Continued)

(10) Liabilities subordinated to claims of general creditors

IMCO had no liabilities subordinated to claims of general creditors during 2004.

(11) Lines of credit

IMCO has an open uncommitted $5,000,000 line of credit with J. P. Morgan Chase. This line of credit is maintained for short-term liquidity purposes. There were no borrowings during 2004.

In addition, IMCO has an open uncommitted credit facility with J. P. Morgan Chase. There were no borrowings outstanding at December 31, 2004. All borrowings must be secured by collateral.

(12) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to its business. The ultimate disposition of these matters is not expected to have a significant adverse effect on the financial position or results of operations of IMCO.

In the normal course of business, IMCO provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. IMCO's obligation under such guarantees could exceed the collateral amounts posted, however the potential for IMCO to be required to make payments under such guarantees is deemed remote.